EXHIBIT 99.1

For Immediate Release	Date: August 28, 2019
19-25-TR

Teck Releases 2019 Climate Action & Portfolio Resilience Report

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today released its second Climate Action and Portfolio Resilience report, outlining how Teck will continue to create shareholder value by producing products that are essential in a low-carbon future, while also taking action on climate change.

The report looks at how Teck is positioned for a low-carbon economy by analyzing potential business risks and opportunities under different climate change scenarios. It also outlines how we are working to reduce emissions and improve energy efficiency at our operations.

Portfolio resiliency analysis
The report details the potential implications of three climate-related scenarios for our business looking forward to 2040, ranging from a scenario that limits climate change to 2° Celsius (C) above pre-industrial levels to scenarios with more significant climate change in that timeframe. These scenarios provide information on how Teck is analyzing and preparing for the risks and opportunities that may emerge as the global community combats climate change and moves to a lower-carbon future.

In all scenarios we see continued demand for the core minerals and metals Teck produces — including steelmaking coal, copper and zinc — which are some of the basic building blocks of low-carbon technology and infrastructure. For example, the average wind turbine requires up to four tonnes of copper and 260 tonnes of steel, which in turn requires 170 tonnes of steelmaking coal. In addition, electric cars require four times as much copper to produce as standard internal combustion engine cars while zinc is used to galvanize steel which improves the longevity of critical infrastructure. Teck is also focused on the sustainable development of reliable sources of energy to meet long-term global demand. The Fort Hills oil sands mine, in which Teck is a partner, produces a product that has a lower carbon intensity than approximately half of the oil currently refined in the U.S.

Climate Action
Teck is focused on taking action to reduce our carbon footprint, including setting short- and long-term targets to reduce greenhouse gas (GHG) emissions, improving energy efficiency, and implementing renewable power generation:
—	Over 289,000 tonnes of GHG-reduction projects at our operations since 2011 – equal to taking over 60,000 cars off the road
—	450,000-tonne GHG reduction goal by 2030
—	81% of total electricity use from renewable energy sources in 2018

—	30.7 megawatts of new alternative energy generation implemented since 2011
—	Steelmaking coal and copper production among the lowest carbon intensity in the world
—	Developing an updated Teck Sustainability Strategy and expect to publish new GHG goals in 2020
For more information on our approach to reducing carbon emissions and remaining competitive in a low-carbon world and to download a copy of the report, visit our Taking Action on Climate Change page.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include, but are not limited to, statements concerning Teck's ability to create shareholder demand, Teck's plans and ability to reduce emissions and improve energy efficiency, the expectation of continued demand for our core commodities and metals, statements relating to Teck's sustainability and climate action strategy goals and achieving reductions in GHG emissions and implementing renewable power generation. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, actual climate change consequences, changes in laws and governmental regulations and enforcement thereof, and alternatives displacing our commodity products. We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements can be found in our Climate Action and Portfolio Resilience report and Annual Information Form for the year ended December 31, 2018.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com